UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 11, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                                Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K (EXCEPT FOR REFERENCES HEREIN TO “UNDERLYING RESULT BEFORE TAX” AND ANY OTHER NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED IN REGULATION G UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-155937) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. FOR THE AVOIDANCE OF DOUBT, THE DISCLOSURE CONTAINING REFERENCES TO “UNDERLYING RESULT BEFORE TAX” AND ANY OTHER NON-GAAP FINANCIAL MEASURE CONTAINED IN THE ATTACHED REPORT IS NOT INCORPORATED BY REFERENCE INTO THE ABOVEMENTIONED REGISTRATION STATEMENT OF ING GROEP N.V.

ING Groep N.V. is providing on this Form 6-K the following documents: (1) Press Release issued on November 11, 2009, (2) ING Condensed Consolidated Interim Accounts for the Nine Month Period ended September 30, 2009, and (3) Reconciliation between IFRS-EU and IFRS-IASB as of September 30, 2009.

SIGNATURE
Exhibit Index
EX-99.1
EX-99.2
EX-99.3

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer W.A. Brouwer
Assistant General Counsel
Dated: November 12, 2009

Exhibit Index

Exhibit 99.1	Press Release issued on November 11, 2009

Exhibit 99.2	ING Condensed Consolidated Interim Accounts for the Nine Month Period ended September 30, 2009

Exhibit 99.3	Reconciliation between IFRS-EU and IFRS-IASB as of September 30, 2009